EURO WEB INTERNATIONAL CORP.
                      468 North Camden Drive, Suite 256(I)
                         Beverly Hills, California 90210
                                 (310) 860-5697



                                                                 October 5, 2006




VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission
100 F Street
Washington, D.C. 20549
Attention: Daniel Lee, Attorney

Re:               Euroweb International Corp.
                  Registration Statement on Form SB-2 filed July 31, 2006 File No. 333-135950

Ladies and Gentlemen:

         We previously filed the above-referenced Form SB-2 registration statement. We hereby request that such registration statement be withdrawn at your earliest convenience. No securities were offered or sold pursuant to this registration statement. We request this withdrawal because the Company elected to not pursue the registration of the securities included therein. Please apply the Company's filing fee to its account with the SEC. If you have any questions concerning this matter, please contact our attorney, Stephen M. Fleming, Esq., at 212-930-9700.

         Thank you for your assistance in this matter.


                                Euroweb International Corp.


                                By: /s/Yossi Attia
                                    ----------------
                                    Yossi Attia
                                    CEO